Scotiabank reports first quarter earnings of $842 million and announces dividend of 49 cents per share
HALIFAX, March 3, 2009 — Scotiabank recorded first quarter net income of $842 million, up $7 million or 1% from the same period last year. Diluted earnings per share (EPS) were $0.80 compared to $0.82 in the same period a year earlier. Return on equity was 16.9% compared to 18.3% last year.
     “All three of our business lines delivered revenue growth through increases in volumes, net interest and other income. The business lines benefitted from broadly diversified revenues and a strong focus on risk and expense management”, said President and CEO Rick Waugh.
     “Unfortunately, the impact of unprecedented and volatile financial markets offset this growth through higher funding and capital costs and declines in the fair value of our securities portfolio. This environment will present continuing challenges to achieving some of our growth objectives. However, our solid core earnings, high level of profitability with a return on equity of 16.9%, and our strong, increasing capital ratios, provide the foundation to maintain our targets.
     “Canadian Banking continues to perform well in a competitive market. This quarter’s results benefitted from loan growth in mortgages and business lending. Growth in total personal deposits from business initiatives and acquisitions led to year-over-year gains in market share. Loan losses have been manageable, but rose as expected in both the retail and commercial portfolios compared to the same period last year due to deteriorating economic conditions.
     “Results in International Banking reflect strong deposit and loan growth in all regions, ongoing contributions from acquisitions — particularly in Peru and Chile — and the positive impact of foreign currency translation. The positive revenue growth was offset by increases in retail credit provisions in Latin America.
     “Scotia Capital had record performances in its precious metals, fixed income and investment banking businesses. The division also benefitted from robust contributions from foreign exchange, higher loan growth and lending revenues and low loan losses.
     “Our loan portfolios both in Canada and internationally are all performing within our planned risk tolerances and targets.
     “Most importantly, Scotiabank’s capital position not only remained strong but improved over previous periods. In addition, our capital is of a high quality relative to our global peers.
     “This strong combination of profitability and capital strength provides sustainable support for our dividend which we are maintaining at 49 cents per share.
     “We are in good shape not only to weather this unprecedented storm, but to come out in a very strong position, with the ability to capitalize on growth opportunities relative to many of our global competitors.”
First quarter financial measures compared to the same period a year ago:
–	Earnings per share (diluted) of $0.80, compared to $0.82

–	Net income of $842 million, versus $835 million

–	Return on equity of 16.9%, compared to 18.3%

–	Productivity ratio of 58.7%, versus 56.5%

–	Quarterly dividend maintained at 49 cents per common share
Year-to-date performance versus our 2009 financial and operational objectives was as follows:
1	Target: Earn a return on equity (ROE)(1) of 16 to 20%. For the three months Scotiabank earned an ROE of 16.9%.

2	Target: Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was negative 2%.

3	Target: Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 58.7% for the three months.

4	Target: Maintain strong capital ratios. At 9.5%, Scotiabank’s Tier 1 capital ratio remains strong by Canadian and international standards.

(1)	Refer to non-GAAP measures discussion on page 5.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 38 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended
	January 31	October 31	January 31
(Unaudited)	2009	2008	2008

Operating results ($ millions)
Net interest income	1,966	1,941	1,814
Net interest income (TEB(1))	2,036	2,036	1,932
Total revenue	3,351	2,491	2,839
Total revenue (TEB(1))	3,421	2,586	2,957
Provision for credit losses	281	207	111
Non-interest expenses	2,010	1,944	1,669
Provision for income taxes	190	2	193
Provision for income taxes (TEB(1))	260	97	311
Net income	842	315	835
Net income available to common shareholders	805	283	814

Operating performance
Basic earnings per share ($)	0.80	0.28	0.83
Diluted earnings per share ($)	0.80	0.28	0.82
Return on equity(1) (%)	16.9	6.0	18.3
Productivity ratio (%)(TEB(1))	58.7	75.2	56.5
Net interest margin on total average assets (%) (TEB(1))	1.53	1.68	1.79

Balance sheet information ($ millions)
Cash resources and securities	131,380	125,353	130,893
Loans and acceptances	304,278	300,649	260,501
Total assets	509,829	507,625	449,422
Deposits	346,570	346,580	316,797
Preferred shares	3,710	2,860	1,865
Common shareholders’ equity	19,103	18,782	18,128
Assets under administration	191,826	203,147	195,155
Assets under management	34,264	36,745	31,704

Capital measures
Tier 1 capital ratio (%)	9.5	9.3	9.0
Total capital ratio (%)	11.4	11.1	10.2
Tangible common equity to risk-weighted assets(1) (%)	7.8	7.3	7.2
Risk-weighted assets ($ millions)	239,660	250,591	234,876

Credit quality
Net impaired loans(2) ($ millions)	1,602	1,191	689
General allowance for credit losses ($ millions)	1,323	1,323	1,298
Net impaired loans as a % of loans and acceptances(2)	0.53	0.40	0.26
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.37	0.29	0.18

Common share information
Share price ($)
High	40.68	51.55	54.00
Low	27.35	35.25	43.10
Close	29.67	40.19	48.19
Shares outstanding (millions)
Average — Basic	1,001	990	985
Average — Diluted	1,003	994	992
End of period	1,012	992	985
Dividends per share ($)	0.49	0.49	0.47
Dividend yield (%)	5.8	4.5	3.9
Market capitalization ($ millions)	30,039	39,865	47,487
Book value per common share ($)	18.87	18.94	18.40
Market value to book value multiple	1.6	2.1	2.6
Price to earnings multiple (trailing 4 quarters)	9.8	13.1	12.5

Other information
Employees	69,451	69,049	62,002
Branches and offices	2,696	2,672	2,458

(1)	Non-GAAP measure. Refer to page 5 for a discussion of these measures.

(2)	Net impaired loans are impaired loans less the specific allowance for credit losses.
2     Scotiabank First Quarter Report 2009

ACHIEVEMENTS
We are proud that during the most difficult part of the financial crisis, Scotiabank was identified as one of the top 10 best performing banks in the world, according to Oliver Wyman’s annual shareholder performance index ranking.
Canadian Banking
•	Scotiabank continued to enhance its suite of investment solutions:
–	In November, we launched the Scotia Power Savings Account, a new high interest savings account.

–	In January, ScotiaFunds introduced Scotia INNOVA Portfolios, a new fund-of-funds solution offering five optimized portfolios, designed for retail customers with at least $50,000 to invest.

–	Scotiabank’s launch of the new Tax Free Savings Account exceeded expectations. More than 157,000 new accounts were opened in the first month, with more than half of these accounts having an average balance of close to $4,300. The supporting $5,000-a-day giveaway contest generated more than 107,000 entries.
•	With the November launch of Scotia Mortgage Authority, Scotiabank completed the successful integration of Maple Trust Company and Scotia Express Services. We are now #2 in the broker-originated mortgage market in Canada, with more than 35% of our total mortgage volume originating from this channel.

•	In December, Scotiabank converted its one millionth account to paperless banking. In addition to reducing our environmental footprint, this initiative will reduce annual operating costs by more than $3 million.
International Banking
•	In February, Scotiabank announced the acquisition of an additional 24% of Thanachart Bank, Thailand’s eighth-largest bank and leading automobile lender, for approximately $270 million. We now own 49% of Thanachart, the regulatory limit for foreign banks in Thailand. This investment is a great opportunity for us to capitalize on the strength of the Thai market and on the strong relationship that we have already built with Thanachart.

•	Scotiabank has been recognized by Global Finance magazine as Canada’s Best Trade Finance Bank for 2009. This is the third time that the Bank has won this award for its wide range of trade-related services and excellent online systems for importers and exporters.

•	We continue to expand our presence in complementary businesses such as insurance. For example, in December, Scotiabank’s Central American automobile insurance joint venture began operations in El Salvador. The company, Quálitas Compañía de Seguros, S.A., is a joint venture between Scotiabank and Mexico’s largest auto insurer, Quálitas.
Scotia Capital
•	Scotia Capital was the sole bookrunner on a $2.3 billion treasury offering of common shares by Manulife Financial Corporation. The transaction consisted of a $1.2 billion public offering and a $1.1 billion private placement.

•	Scotia Capital’s Global Capital Markets division received recognition for the performance of two of its businesses:
–	In fixed income, we were ranked #1 for Corporate Debt Underwriting (Canada) in Bloomberg’s 2008 league tables.

–	Our foreign exchange team has been ranked first among Canadian banks by Global Finance magazine for the fifth consecutive year.
•	Our Global Corporate and Investment Banking division was also recognized in a number of areas:
–	Scotia Waterous was ranked #1 in the world in 2008 according to Bloomberg for number of oil and gas M&A deals completed, and #2 in the world by deal value.

–	Scotia Capital ranked #1 for 2008 stock sales in Canada, excluding offerings by parent banks. The Globe and Mail has recognized Scotia Capital as “the real winner when it comes to what league tables are supposed to measure: the ability to bring in business from outside customers.”
Employee highlights
Scotiabank celebrated its fifth year of recognition as one of Canada’s 50 Best Employers. The prestigious annual list, based on a national survey of employees conducted by Hewitt Associates and published in The Globe and Mail’s Report on Business Magazine, measures employee engagement and placed Scotiabank 20th of 99 eligible organizations — once again the highest-ranked bank. This reinforces our position as a global leader in promoting positive work environments and recognizes Scotiabank as an employer of choice among Canadians.
Community involvement
Scotiabank and Cricket Canada joined forces in January to launch the Cricket Canada Scotiabank School Program (CCSSP). CCSSP is dedicated to teaching and promoting the multinational game of cricket to elementary school children across Canada. Scotiabank has a longstanding involvement with the sport. We are the official bank of cricket in Canada and the West Indies. Since 2000, we have provided training and material to more than 220,000 Caribbean schoolchildren through the Scotiabank Kiddy Cricket program.
Scotiabank First Quarter Report 2009     3

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-looking statements Our public communications often include oral or written forward-looking statements.
Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2008 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
4     Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
2009 Objectives — Our Balanced Scorecard

Financial	Operational	Customer	People

• Return on equity of 16-20% • Diluted earnings per share growth of 7-12% • Long-term shareholder value through increases in dividends and stock price appreciation	• Productivity ratio of <58% • Sound ratings • Strong practices in corporate governance and compliance processes • Maintain strong capital ratios	• High levels of customer satisfaction and loyalty • Deeper relationship with existing customers • New customer acquisition	• High levels of employee satisfaction and engagement • Enhance diversity of workforce • Commitment to corporate social responsibility and strong community involvement

Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our Management’s Discussion and Analysis on pages 6 through to 20. They are defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $70 million versus $118 million in the same quarter last year and $95 million last quarter.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Bank calculates its return on equity using average common shareholders’ equity, including all components of common shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments using a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount attributed is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity attributed to the business segments.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other acquisition-related intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Scotiabank First Quarter Report 2009     5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	March 3, 2009
Scotiabank’s net income was $842 million in the first quarter, an increase of $7 million or 1% from the same period a year ago. Stable core earnings supported by acquisitions and asset growth, strong capital markets revenues, and higher transaction-based income were offset by a lower net interest margin, increased provisions for credit losses and writedowns on available-for-sale securities. The positive impact of foreign currency translation was $106 million year over year.
     Net income increased $527 million or 167% from the fourth quarter, due primarily to the after-tax charges of $642 million related to certain trading activities and valuation adjustments recorded last quarter. This quarter’s higher capital markets revenues and the positive impact of foreign currency translation were offset by a lower net interest margin, an increase in provisions for credit losses, higher compensation-related expenses and the impact of higher income taxes.
Total revenue
Total revenue (on a taxable equivalent basis) was $3,421 million this quarter, up $464 million or 16% from the first quarter last year. The increase was attributable to many factors, including strong broad-based trading revenues net of derivative trading losses, the positive impact of foreign currency translation and higher fee-based revenues. These items were partly offset by writedowns on available-for-sale securities from a continued decline in equity markets, and compression of the net interest margin.
     Compared to the fourth quarter, total revenue increased $835 million or 32%, due mainly to the pre-tax charges of $958 million related to certain trading activities and valuation adjustments recorded last quarter. This quarter’s revenues were buoyed by strong capital markets results, including record precious metals and fixed income trading, increased securitization revenues and higher credit and underwriting fees. Partly offsetting these items were additional writedowns on available-for-sale securities.
Net interest income
This quarter’s net interest income (on a taxable equivalent basis) was $2,036 million, an increase of $104 million or 5% over the same period last year, including the favourable impact of foreign currency translation of $146 million. The growth in net interest income from acquisitions and strong asset growth was more than offset by the change in fair value of financial instruments used for asset/liability management purposes, lower tax-exempt income and the impact of increased liquidity premiums on funding costs.
     Compared to the previous quarter, net interest income (on a taxable equivalent basis) was unchanged. The favourable impact of foreign currency translation and the full-quarter benefit of prior-period asset growth, were offset by a reduction in tax-exempt income and a lower net interest margin.
     The Bank’s net interest margin was 1.53% in the first quarter, compared to 1.79% in the same quarter of last year and 1.68% last quarter. Compared to the prior year, the decline in the margin was due primarily to relatively higher funding costs reflective of increased liquidity premiums, lower tax-exempt income, a change in asset mix with the growth in variable rate mortgages, and an unfavourable change in fair value of financial instruments used for asset/liability management purposes. These factors were partly offset by wider spreads in corporate lending. The quarter-over-quarter decrease was due partly to the competitive pressures on term deposit pricing and the negative impact of non-rate sensitive retail deposits not repricing in a falling rate environment. As well, there was lower tax-exempt income, offset by the continued widening of spreads in corporate lending.
Other income
Other income was $1,385 million this quarter, an increase of $360 million or 35% from the first quarter last year. The results reflected a strong contribution from capital market revenues, with record precious metals and fixed income trading and very strong foreign exchange and institutional equity results, partially offset by derivative trading losses. The increase in other income was also driven by higher securitization revenues due to continued participation in government mortgage purchase programs, the positive impact of foreign currency translation, and higher underwriting and credit fees from strong equity and debt origination activities. There was also growth across most categories of transaction-based revenues from increased customer activity. These items were partly offset by additional writedowns on available-for-sale securities this quarter caused by a continued decline in equity markets. Wealth management revenues were also down due to weaker equity markets.
     Quarter over quarter, other income was up $835 million or 152%, due primarily to the charges taken in the fourth quarter related to certain trading activities and valuation adjustments, as well as the factors noted above.
6     Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Provision for credit losses
The provision for credit losses was $281 million this quarter, an increase of $170 million from the same period last year and $74 million above last quarter. The higher level this quarter compared to a year ago was due to higher provisions in the retail portfolios. Further discussion on credit risk is provided below.
Non-interest expenses and productivity
Non-interest expenses were $2,010 million this quarter, $341 million or 20% over the same quarter last year, including an unfavourable impact of $67 million from foreign currency translation. In addition, recent acquisitions accounted for approximately $82 million of the growth in non-interest expenses. The underlying increase of $192 million was partly from higher performance-based compensation, mainly from growth in Scotia Capital revenues this quarter. The remaining growth in salaries, premises and technology reflected the impact of prior period growth initiatives. There was also an increase in business taxes from the same period last year.
     Compared to the fourth quarter, non-interest expenses were up $66 million or 3%. This change was primarily attributable to higher performance-based compensation due to growth in trading revenues, increased business and capital taxes and the unfavourable impact of foreign currency translation. Excluding these items, non-interest expenses were lower than the previous quarter, reflecting the Bank’s ongoing focus on expense management.
     The productivity ratio, a measure of the Bank’s efficiency, was 58.7%, compared to 56.5% in the same quarter last year and 75.2% last quarter. The Bank’s operating leverage this quarter was negative 4.7% compared to a year ago, driven primarily by higher non-interest expenses and lower tax-exempt income.
Taxes
The effective tax rate for this quarter was 17.9%, slightly down from 18.2% in the first quarter last year, but up from 0.6% in the fourth quarter. The decrease from a year ago was due primarily to a reduction in the statutory tax rate in Canada and a higher level of income in lower tax rate jurisdictions, offset by lower tax-exempt income. The low tax rate in the previous quarter arose from the charges taken in the fourth quarter, which were in higher tax jurisdictions.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2008 Annual Report.
Credit risk
The specific provision for credit losses was $281 million this quarter, compared to $111 million in the same period last year and $207 million in the previous quarter.
     The provision for credit losses was $155 million in the Canadian Banking portfolios, up from $91 million in the same quarter last year and $107 million in the previous quarter. Retail provisions increased year over year due primarily to higher volumes in the indirect automotive portfolio including Scotia Dealer Advantage. Provisions related to commercial and small business banking were also up modestly year over year. The increase from the previous quarter was due primarily to increased retail provisions in Scotia Dealer Advantage and to last quarter’s higher level of recoveries in other personal loans.
     International Banking’s provision for credit losses was $116 million this quarter, compared to $30 million in the same period last year, and $90 million in the prior quarter. The increase from the same quarter last year was due largely to acquisition-related retail asset growth in Peru and Chile, and to higher retail provisions in Mexico. The increase from the prior quarter was attributable to higher provisions in the retail portfolios, mainly in Peru and Chile, and a new provision related to one commercial account in Mexico. These increases were partially offset by a higher level of net reversals and recoveries in the commercial portfolios.
     Scotia Capital’s provision for credit losses was $10 million this quarter, unchanged from last quarter, but above the net reversals of $10 million in the first quarter of last year.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $1,602 million as at January 31, 2009, an increase of $411 million from last quarter. The increase was largely attributable to the commercial and retail portfolios in International Banking and to Canadian Banking’s retail portfolio. The general allowance for credit losses was $1,323 million as at January 31, 2009, unchanged from last quarter. However, the general allowance may be increased during the year if the negative trends in economic and business conditions continue.
Scotiabank First Quarter Report 2009     7

MANAGEMENT’S DISCUSSION & ANALYSIS
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry comprised the following:

	As at
	January 31,	October 31,
($ billions)	2009	2008

Original equipment manufacturers (OEM)	$0.6	$0.5
Financing and leasing	1.2	1.2
Parts manufacturers	0.8	0.7
Dealers	3.0	2.8

Total	$5.6	$5.2

     Approximately 54% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, and loans are typically senior in the capital structure of the borrowers. The loss ratio — loan losses as a percentage of average loan exposures — on this portfolio was two basis points for the first quarter of 2009, compared to nine basis points for the fourth quarter of 2008.
     The Bank is actively managing its exposure to this sector. Regular stress tests are performed on this exposure, covering a number of different scenarios, including the potential default of a North American OEM. In addition, the Bank has focused on large multi-dealer relationships and parts manufacturing customers with geographic and OEM diversity, and has contained its exposure to North American OEMs.
Consumer auto-based securities
The Bank holds $7.2 billion (October 31, 2008 — $7.8 billion) of consumer auto-based securities which are classified as available-for-sale. These securities are almost all loan-based securities, with only 2% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans) which are primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of approximately two years, and was modified last year to allow the seller for a limited period to sell Canadian-based loans to the Bank, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of over collateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts periodic stress tests on the loan-based securities. Under different stress scenarios, the loss on this U.S. consumer auto loan-backed securities portfolio is within Bank’s risk tolerance. Approximately 82% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     These securities are carried at fair value, with the change in fair value recorded in other comprehensive income. The Bank has recorded a pre-tax cumulative unrealized loss of $297 million in accumulated other comprehensive income (AOCI) (October 31, 2008 — $272 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity, these unrealized losses are considered temporary in nature.
Other
In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (page 12) and Liquidity facilities provided to non-Bank sponsored conduits (page 13).
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the first quarter, the average one-day VaR was $21.7 million compared to $16.6 million for the same quarter last year. The change was primarily the result of increased interest rate risk, as well as the effect of greater market volatility compared to a year ago. Compared to the fourth quarter, the average one-day VaR increased to $21.7 million from $20.1 million, due primarily to increased interest rate risk, which was partially offset by reduced equity risk.

	Average for the three months ended
Risk factor	January 31	October 31	January 31
($ millions)	2009	2008	2008

Interest rate	$19.7	$16.9	$13.8
Equities	5.3	7.9	4.5
Foreign exchange	2.3	1.5	0.9
Commodities	3.9	3.0	2.7
Diversification effect	(9.5)	(9.2)	(5.3)

All-Bank VaR	$21.7	$20.1	$16.6

     There were eight trading loss days in the first quarter, compared to 13 days in the previous quarter. The losses were well within the range predicted by VaR.
8     Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2009, liquid assets were $108 billion (October 31, 2008 — $106 billion), equal to 21% of total assets (October 31, 2008 — 21%). The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 67% and 33%, respectively (October 31, 2008 — 64% and 36%, respectively).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2009, total assets pledged or sold under repurchase agreements were $91 billion (October 31, 2008 — $82 billion). The quarter-over-quarter increase was due to an increase in pledges to the Federal Reserve Bank and pledges relating to securities borrowed and lent.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 82 and 134 of the 2008 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Balance sheet
The Bank’s total assets at January 31, 2009, were $510 billion, up $2 billion due to the positive impact from foreign currency translation. Growth in securities and loans were offset by reductions in cash resources and securities purchased under resale agreements.
     Total securities increased by $10 billion from October 31, 2008. Equity accounted investments increased $2 billion due to the purchase of a significant interest in CI Financial Corp. (CI Financial). Trading securities increased $2 billion, due primarily to higher holdings of Canadian government debt securities, offset by continued reductions in the size of the equity securities portfolio. Available-for-sale securities were up $5 billion due to higher holdings of Canadian government debt securities.
     As at January 31, 2009, the unrealized loss on available-for-sale securities was $1,573 million, an increase of $345 million from last quarter. This was due mainly to declines in the value of corporate debt and equity securities, offset by increases in market values of Canadian and foreign government debt securities.
     The Bank’s loan portfolio grew $2 billion or 1% from October 31, 2008, due substantially to the positive impact of $2 billion from foreign currency translation. On the retail lending side, residential mortgage growth in Canadian Banking of $1 billion was offset by securitization of $5 billion related to the Bank’s participation in the Canadian government’s CMB and Insured Mortgage Purchase Program. Personal loans were up $1 billion, primarily in Canada. Business and government loans increased $5 billion from October 31, 2008, due mainly to growth in corporate lending.
     Total liabilities were $487 billion as at January 31, 2009, an increase of $1 billion from October 31, 2008, including a $2 billion impact from foreign currency translation.
     Personal deposits increased by $4 billion, due to growth in GICs and high interest savings accounts in Canada and in international locations, particularly Peru. This growth was offset by reductions in deposits by businesses, governments and banks.
     Total shareholders’ equity increased $1.2 billion from October 31, 2008. The increase was due primarily to internal capital generation of $304 million and the issuance of $1.5 billion of common and preferred shares, offset by an increase of $650 million in accumulated other comprehensive losses. The latter was mostly due to higher unrealized losses on available-for-sale securities including hedges.
Capital management
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices were unchanged from those outlined on pages 38 to 42 of the 2008 Annual Report.
Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and the Total capital ratios as at January 31, 2009, were 9.5% and 11.4%, respectively, compared to 9.3% and 11.1% at October 31, 2008.
     The increase in the Tier 1 and Total Capital ratios this quarter was largely the result of reductions in risk weighted assets and higher capital issuances, including $667 million common shares, $850 million preferred shares and $1 billion subordinated debentures. These more than offset the
Scotiabank First Quarter Report 2009     9

MANAGEMENT’S DISCUSSION & ANALYSIS
deduction related to the Bank’s strategic investment in CI Financial. The reduction in risk weighted assets was primarily a result of changes to certain models for the calculation of market and credit risk capital requirements, as approved by Office of the Superintendent Financial Institutions Canada (OSFI) and management actions.
     The tangible common equity (TCE) ratio at 7.8% was also up quarter over quarter and continues to be strong relative to other major global banks.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 7.
     The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2008 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
     During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $1,484 billion at January 31, 2009, compared to $1,562 billion at October 31, 2008, with the reduction occurring mainly in foreign exchange derivative contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements, was $27.9 billion, compared to $28.5 billion last year end.
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 1% of the Bank’s total assets as at January 31, 2009, and are shown in the table below. Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at January 31, 2009, and are shown in the table below.
Mortgage-backed securities

	As at January 31, 2009
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$6,858		$253
Commercial mortgage-backed securities	104	(2)	45	(3)
Other residential mortgage-backed securities	112		—

Total	$7,074		$298

	As at October 31, 2008
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$6,294		$184
Commercial mortgage-backed securities	123	(2)	47	(3)
Other residential mortgage-backed securities	55		—

Total	$6,472		$231

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
During the quarter, ABCP subject to the Montreal Accord was restructured. This restructuring resulted in conversion of the Bank’s ABCP holdings into longer-dated securities which are classified as available-for-sale. The Bank received four classes of notes (89% of face value) with an effective maturity of 2017, as well as 13 classes of tracking notes linked to specific underlying assets (11% of face value). Approximately 80% of the new notes are comprised of A-rated Class A-1 and A-2 notes. The Bank did not record a net gain or loss on the exchange of its Montreal Accord ABCP as the fair value of the new notes acquired was consistent with the carrying value of the Montreal Accord ABCP ($144 million). The Bank’s carrying value represents approximately 62% of par value. In valuing these securities, the Bank considers the probability of collateral calls, the nature of the underlying assets, the impact of current credit spreads on the value of similar asset-type exposure and other market factors.
     As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank’s portion of the margin funding facility is $200 million.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their
10      Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds. These investments are carried at fair value on the Bank’s Consolidated Balance Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in other comprehensive income, unless there has been an other-than-temporary decline in fair value, which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income. Substantially all of the referenced assets of the Bank’s CDO and CLO investments are corporate exposures, with no U.S. mortgage-backed securities.
     As at January 31, 2009, the remaining exposure to CDOs was $421 million (October 31, 2008 — $420 million), of which $99 million is included in accumulated other comprehensive income (AOCI) (October 31, 2008 — $83 million). The quarter-over-quarter change was due primarily to the impact of foreign currency translation and the purchase of additional subordination, which were offset by current fair value changes. This portfolio is well diversified, with an average individual CDO holding of $15 million, and no single industry exceeding 21% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of AA. More than 14% of these investment holdings are senior tranches with subordination of 10% or more, and 21% of the investments are in equity tranches.
     During the current quarter, the Bank recorded a pre-tax loss of $25 million in net income (three months ended October 31, 2008 — $364 million) and a pre-tax loss of $16 million in other comprehensive income (three months ended October 31, 2008 — $20 million), reflecting changes in the fair value of the CDOs. These pre-tax losses were driven by the continuing widening of credit spreads and some reduction in subordination levels.
     As at January 31, 2009, the fair value of the Bank’s investments in CLOs was $535 million (October 31, 2008 — $660 million), net of $597 million recorded in AOCI (October 31, 2008 — $436 million). This portfolio is well diversified with an average individual CLO holding of $6 million, and no single industry exceeding 13% of the referenced portfolio on a weighted average basis. These CLOs are primarily investment grade and have a weighted average rating of AA. More than 94% of these investment holdings are senior tranches with subordination of 10% or more. Only 2% of the investments are in equity tranches. During the current quarter, the Bank recorded a pre-tax loss of $6 million in net income (three months ended October 31, 2008 — $33 million) and a pre-tax loss of $161 million in other comprehensive income (three months ended October 31, 2008 — $238 million), reflecting changes in the fair value of the CLOs. The above movements in fair value relating to CLOs reflect changes in asset prices arising mainly from liquidity pressures and some change in underlying credit quality of the loans. Although these investments have experienced a decline in fair value, the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity. These unrealized losses are considered temporary in nature.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at January 31, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $15 million in income and $14 million in other comprehensive income.
Trading portfolio
The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

	As at January 31, 2009
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs — sold protection	$6,620	$(2,974)
CDOs — purchased protection	$6,612	$3,401

	As at October 31, 2008
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs — sold protection	$6,647	$(3,368)
CDOs — purchased protection	$6,550	$3,187

     To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs/CDSs is changes in credit spreads. Based on positions held at January 31, 2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of less than $1 million in income.
     Approximately 60% of these CDO exposures are investment grade equivalent. Over 94% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $2.2 billion
Scotiabank First Quarter Report 2009     11

MANAGEMENT’S DISCUSSION & ANALYSIS
(October 31, 2008 — $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $1.0 billion (October 31, 2008 — $1.5 billion) are primarily to U.S. municipalities and states. Approximately 93% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $1.2 billion (October 31, 2008 — $1.3 billion). These exposures are primarily comprised of $0.9 billion (October 31, 2008 — $0.9 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). These monoline insurers were externally rated investment grade as at October 31, 2008 and January 31, 2009. In February 2009, one of the monoline insurers announced a major restructuring which resulted in a down-grade by two rating agencies, one of which rated the monoline as non-investment grade.
Exposure to Alt-A
In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at January 31, 2009, the Bank had insignificant and indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.
Leveraged loans
The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank’s exposure to highly leveraged loans awaiting syndication as at January 31, 2009, was nominal.
Auction-rate securities
Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $29 million in the first quarter, compared to $26 million in the previous quarter.
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits, at fair value.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.9 billion as at January 31, 2009 (October 31, 2008 — $4.3 billion). As at January 31, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $3.4 billion (October 31, 2008 — $3.8 billion). At quarter end, the Bank held approximately 12% of the total commercial paper issued by these conduits. The following table presents a summary of assets held by the Bank’s two Canadian multi-seller conduits as at January 31, 2009, and October 31, 2008, by underlying exposure:

	As at January 31, 2009
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Auto loans/leases	$1,801	$323	$2,124
Equipment loans	1,106	102	1,208
Trade receivables	165	59	224
Canadian residential mortgages	83	2	85
Retirement savings plan loans	137	3	140
Loans to closed-end mutual funds	133	23	156

Total(3)	$3,425	$512	$3,937

12     Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2008
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Auto loans/leases	$2,204	$299	$2,503
Equipment loans	969	63	1,032
Trade receivables	205	91	296
Canadian residential mortgages	89	2	91
Retirement savings plan loans	156	3	159
Loans to closed-end mutual funds	161	91	252

Total(3)	$3,784	$549	$4,333

(1)	Funded assets are reflected at original cost.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 21% of the funded assets were externally rated AAA as at January 31, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at January 31, 2009. The funded assets have a weighted average repayment period of approximately 1.1 years, with 68% maturing within three years. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $12.2 billion as at January 31, 2009 (October 31, 2008 — $12.8 billion). As at January 31, 2009, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $7.3 billion (October 31, 2008 — $8.4 billion). At quarter end, the Bank held less than 1% of the commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
     The following table presents a summary of assets purchased and held by the Bank’s U.S. multi-seller conduit as at January 31, 2009 and October 31, 2008, by underlying exposure:

	As at January 31, 2009
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Credit card/consumer receivables	$701	$680	$1,381
Auto loans/leases	3,091	727	3,818
Trade receivables	1,981	2,429	4,410
Loans to closed-end mutual funds	208	999	1,207
Diversified asset-backed securities	936	19	955
Corporate loans(3)	411	37	448

Total(4)	$7,328	$4,891	$12,219

	As at October 31, 2008
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Credit card/consumer receivables	$1,318	$641	$1,959
Auto loans/leases	2,894	1,160	4,054
Trade receivables	2,161	1,855	4,016
Loans to closed-end mutual funds	690	652	1,342
Diversified asset-backed securities	932	19	951
Corporate loans(3)	417	50	467

Total(4)	$8,412	$4,377	$12,789

(1)	Funded assets are reflected at original cost.

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
     As at January 31, 2009, approximately 83% of the conduit’s funded assets were rated A or higher, either externally (40%) or based on the Bank’s internal rating program (43%). There were no non-investment grade assets held in this conduit at January 31, 2009. The funded assets have a weighted average repayment period of approximately 1.3 years, with 64% maturing within five years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. Exposure to U.S. subprime mortgage risk within these securities was nominal at approximately $28 million as at January 31, 2009 (October 31, 2008 — $28 million). These pools are guaranteed by monoline insurers and were rated investment grade based on the Bank’s internal rating program as at January 31, 2009. Without these guarantees, certain of the underlying assets of the diversified asset-backed securities would not be rated investment grade.
     Subsequent to January 31, 2009, there were external rating changes to a monoline insurer (refer to Exposure to monoline insurers on page 11). Based on the Bank’s initial assessment of the current events, the accounting for this conduit remains unchanged.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totaled $1.2 billion as at January 31, 2009 (October 31, 2008 — $1.2 billion), all of which were for U.S. third-party conduits.
Scotiabank First Quarter Report 2009     13

MANAGEMENT’S DISCUSSION & ANALYSIS
The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 84% of these assets are externally rated AAA/AA, with the balance of the assets rated investment grade based on the Bank’s internal rating program. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has two such SPEs — Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust — that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust are reported in deposits. Total deposits recorded by the Bank as at January 31, 2009, from these trusts were $3.4 billion, unchanged from the previous quarter. The Bank recorded interest expense of $50 million on these deposits for the three months ended January 31, 2009, compared to $51 million for the three months ended October 31, 2008.
Other off-balance sheet arrangements
The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost-effective means to fund the growth in this portfolio. A further $4.8 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $16.4 billion as at January 31, 2009, compared to $12.8 billion as at October 31, 2008.
     Guarantees and other indirect commitments decreased 5% from October 31, 2008. Fees from guarantees and loan commitment arrangements recorded in other income were $85 million in the three-month period ended January 31, 2009, compared to $67 million in the previous quarter.
Common dividend
The Board of Directors, at its meeting on March 2, 2009, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of April 7, 2009, and is payable April 28, 2009.
Accounting Policies and Estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2008 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. Refer to Note 1 of the interim financial statements for the changes in accounting policies adopted by the Bank during the first quarter of 2009.
     The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2008 Annual Report.
Transition to International Financial Reporting Standards (IFRS)
Canadian generally accepted accounting principles (GAAP) for publicly accountable enterprises will be replaced with IFRS for fiscal years beginning January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has developed a high-level implementation plan and has established a formal governance structure which includes senior levels of management from all relevant departments. In addition, the Bank has commenced assessing the impact of significant accounting differences between IFRS and Canadian GAAP, including analyzing the impact on business processes, systems, and internal control over financial reporting.
     Further updates on implementation progress and the potential reporting impact from the adoption of IFRS will be provided in the interim and annual reports going forward until full implementation in 2012.
Outlook
Global growth continues to be negatively impacted by deepening recessions in the U.S., Europe and Japan, alongside persistent problems in the financial sector and the rapid contraction of international trade flows.
     While economic and financial market conditions are likely to remain challenging in the months ahead, governments and central banks around the world are taking aggressive action to stabilize the international financial system, improve credit conditions and stimulate global demand. With inflation pressures in retreat, short-term interest rates have been reduced to record lows in many nations. Taken together, these extraordinary measures will help cushion the downturn and should eventually provide a basis for fostering an economic recovery in 2010.
     With the solid results achieved during the first quarter, the Bank is confident that appropriate action is being taken to respond to current challenges. Although the slowing global economy and ongoing uncertainty in financial markets will continue to put pressure on the Bank’s results for this year, we are maintaining the objectives established at the beginning of the year.
14     Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review

Canadian Banking	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2009	2008	2008

Business segment income
Net interest income(2)	$1,146	$1,160	$991
Provision for credit losses	155	107	91
Other income	556	554	519
Non-interest expenses	934	939	889
Provision for income taxes	175	202	157

Net income(3)	$438	$466	$373

Other measures
Return on equity (1)	25.8%	38.0%	30.6%
Average assets ( $ billions)	$189	$185	$168

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Refer to footnote 4 on page 18 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Canadian Banking reported solid net income of $438 million this quarter, an increase of $65 million or 18% from the same quarter last year. Quarter over quarter, net income declined $28 million or 6%. Return on equity was 25.8% versus 30.6% last year.
     Average assets before securitization rose $21 billion or 13% from the first quarter last year. The increase was due primarily to growth of $12 billion or 11% in residential mortgages. Personal loans, including credit cards, and business lending volumes also increased. Personal deposit growth of $9 billion or 12% led to year-over-year market share gains. Growth was recorded in high interest savings accounts, personal term deposits, as well as chequing and savings. Non-personal deposits rose 16% from growth in both non-personal term and current accounts. Compared to the previous quarter, average assets before securitization rose $4 billion or 2% led by growth in retail mortgages and personal lending, as well as the acquisition of a significant interest in CI Financial. Deposits increased 6% from growth in high interest savings accounts, personal term deposits and current accounts, as well as the full quarter impact of the E*Trade acquisition.
     Total revenue was up $192 million or 13% from the same period last year, from both higher net interest income and other income. Quarter over quarter, total revenues declined by $12 million or 1% due to lower net interest income.
     Net interest income of $1,146 million was up $155 million or 16% from the first quarter of last year, driven by the benefit of lower funding interest rates and strong volume growth in both average assets and deposits. There was volume growth for most products in retail, small business and commercial banking. Compared to last quarter, net interest income declined by 1%, reflecting competitive pricing pressures on deposits, higher liquidity costs partly offset by the impact of lower funding interest rates and the wider spread between prime and BA interest rates. The margin declined by 8 basis points to 2.41%.
     Other income rose $37 million or 7% from the same quarter last year, due in part to the investment in CI Financial and the acquisition of E*Trade. Excluding these items other income grew by $11 million or 2%, as increases in Retail and Commercial Banking were partly offset by declines in Wealth Management reflecting difficult market conditions. Other income was relatively unchanged from last quarter. Excluding the impact of acquisitions noted above, other income declined by $17 million or 3% primarily in Wealth Management revenues due to market conditions.
     The provision for credit losses was $155 million in the Canadian Banking portfolios, up from $91 million in the same quarter last year and $107 million in the previous quarter. Retail provisions increased year over year due primarily to higher volumes in the indirect automotive portfolio including Scotia Dealer Advantage. Provisions related to commercial and small business banking were also up modestly year over year. The increase from the previous quarter was due primarily to increased retail provisions in Scotia Dealer Advantage and to last quarter’s higher level of recoveries in other personal loans.
     Non-interest expenses rose 5% from the first quarter of last year, due in part to acquisitions and the full year impact of 2008 initiatives. Partially offsetting were lower volume related expenses. Expenses were largely unchanged from last quarter, due to seasonally lower expenses and project spending, partially offset by increases in performance and stock-based compensation.
Scotiabank First Quarter Report 2009     15

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2009	2008	2008

Business segment income
Net interest income(2)	$947	$940	$731
Provision for credit losses	116	90	30
Other income	471	228	309
Non-interest expenses	772	753	568
Provision for income taxes	114	75	122
Non-controlling interest in net income of subsidiaries	28	23	31

Net income(3)	$388	$227	$289

Other measures
Return on equity(1)	17.2%	10.5%	19.6%
Average assets ($ billions)	$95	$88	$70

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Refer to footnote 4 on page 18 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
International Banking’s net income in the first quarter was $388 million, an increase of $99 million or 34% from last year and $161 million or 71% above last quarter. Excluding the positive impact of foreign currency translation of $66 million compared to last year and $31 million quarter over quarter, and charges in previous quarters related to valuation adjustments, the increases were 3% and 12% respectively. Return on equity was 17.2% versus 19.6% last year.
     Average asset volumes were $95 billion, up $25 billion or 36% from last year, due partly to the 16% positive impact of foreign currency translation. Acquisitions in Chile, Peru and Central America contributed $4 billion. Despite slower growth in the current quarter, the full year impact of prior period growth resulted in average assets rising by $10 billion year over year. Growth in low-cost deposits was also strong at 22%, or 9% adjusted for foreign currency translation. Compared to last quarter, average assets increased by 2% excluding the positive impact of foreign currency translation.
     Total revenues were $1,418 million this quarter, an increase of $378 million or 36% from last year and $250 million or 21% above last quarter, including a favourable foreign currency translation impact of 14% and 4%, respectively.
     Net interest income was $947 million this quarter, up $216 million or 30% from the same period last year, and $7 million or 1% above last quarter. Excluding the positive foreign currency translation impact and the negative impact of valuation adjustments taken last quarter, results were up $155 million over last year and down $8 million from last quarter. The underlying increase from last year was a result of strong loan growth across the division in existing businesses, as well as the impact of acquisitions. Net interest margins were down from both last year and last quarter, due to the change in fair value of financial instruments used for asset/liability management purposes and tightening margins in Peru.
     Other income increased $162 million or 52% from last year, including the positive impact of foreign currency translation and favourable valuation adjustments. The remaining increase of $55 million or 16% resulted from strong foreign exchange revenues and widespread transaction-driven growth. Compared to last quarter, other income increased $243 million to $471 million. This included the positive impact of foreign currency translation, changes in valuation adjustments and the factors noted above.
     International Banking’s provision for credit losses was $116 million this quarter, compared to $30 million in the same period last year, and $90 million in the prior quarter. The increase from the same quarter last year was due largely to acquisition-related retail asset growth in Peru and Chile, and to higher retail provisions in Mexico. The increase from the prior quarter was attributable to higher provisions in the retail portfolios, mainly in Peru and Chile, and a new provision related to one commercial account in Mexico. These increases were partially offset by higher level of net reversals and recoveries in the commercial portfolios.
     Non-interest expenses were $772 million this quarter, up 36% from last year. This included a $59 million unfavourable impact of foreign currency translation and a $58 million increase from acquisitions. The remaining growth was due primarily to expense recoveries in Latin America last year, and higher premises, technology, communication and compensation related expenses, consistent with business growth and new branch openings. Compared to last quarter, expenses increased $19 million or 2%, including a 1% unfavourable impact of foreign currency translation.
     The effective tax rate this quarter was 22%, down from 28% in the same period last year and 24% from last quarter. The decreases were due to higher earnings in low-tax jurisdictions this quarter, primarily in Asia as well as a lower effective tax rate in Mexico.
16      Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2009	2008	2008

Business segment income
Net interest income(2)	$338	$331	$274
Provision for credit losses	10	10	(10)
Other income	366	(99)	131
Non-interest expenses	291	249	191
Provision for income taxes	103	(71)	33

Net income(3)	$300	$44	$191

Other measures
Return on equity (1)	22.4%	3.6%	22.6%
Average assets ($ billions)	$194	$169	$157

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Refer to footnote 4 on page 18 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Scotia Capital contributed strong net income of $300 million this quarter. This represented an increase of $109 million or 57% from the first quarter of 2008 and $256 million from last quarter. The latter reflected charges relating to certain trading activities and valuation adjustments taken in the fourth quarter. The underlying increases from both last year and the previous quarter, were due mainly to significantly higher revenues throughout the businesses, partly offset by higher expenses. Return on equity was strong at 22.4%, and was comparable to the same period last year and well above last quarter’s performance.
     Total average assets increased 23% over last year to $194 billion. Average corporate loans and acceptances were up $19 billion across all lending businesses. The strongest growth was in the U.S., up $12 billion, due in part to the impact of the weaker Canadian dollar. There was also an increase of $24 billion in average derivative instrument assets, with a corresponding increase in derivative instrument liabilities. These increases were partially offset by a decrease of $12 billion in trading securities and loans. The higher average assets from the last quarter reflected growth in corporate loans and acceptances of $10 billion and an increase in derivative instrument assets of $16 billion (with a corresponding increase in derivative instrument liabilities), partially offset by a reduction in trading-related securities and loans of $7 billion.
     Total revenues of $704 million were the highest since the second quarter of 2002. This represents an increase of $299 million or 74% compared to the first quarter last year, which included losses of $122 million on structured credit instruments and exposure to a monoline insurer. This quarter’s performance reflected substantial increases in both Global Capital Markets and Global Corporate and Investment Banking revenues despite challenging market conditions. The $472 million increase from last quarter was due in part to the $503 million in charges relating to certain trading activities and valuation adjustments incurred last quarter, and to the strong underlying revenue performance in all businesses this quarter.
     Net interest income of $338 million increased $64 million or 23% over last year from higher loan volumes, interest margins and loan origination fees. This was partially offset by a decrease in interest from trading operations. The increase from the previous quarter also arose from the same factors.
     Scotia Capital’s provision for credit losses was $10 million this quarter, unchanged from last quarter but higher compared to net reversals of $10 million in the first quarter of last year.
     Other income was $366 million, an increase of $235 million or 179% from last year. Global Capital Markets increased $181 million which reflected record revenues in the fixed income and precious metals businesses. In addition, foreign exchange revenues were at their second highest level, behind last quarter’s record. The segment also benefited from both very strong institutional equity trading and underwriting revenues, partially offset by derivative trading losses. Global Corporate and Investment Banking increased 45% due to record investment banking revenues and higher acceptance and credit fees in the lending businesses. Compared to last quarter, other income increased $465 million, due primarily to the strong results achieved this quarter and the impact of the losses relating to certain trading activities and valuation adjustments incurred last quarter.
     Non-interest expenses were $291 million this quarter, up $100 million from last year, due primarily to higher performance-related compensation. Salaries, other personnel costs, technology and support costs also increased in support of underlying business growth. Compared to last quarter, higher performance based compensation, technology costs and capital taxes were somewhat offset by lower other personnel costs.
Scotiabank First Quarter Report 2009     17

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(2)	2009	2008	2008

Business segment income
Net interest income(3)(4)	$(465)	$(490)	$(182)
Other income	(8)	(133)	66
Non-interest expenses	13	3	21
Provision for income taxes(3)	(202)	(204)	(119)

Net income (loss)(5)	$(284)	$(422)	$(18)

Other measures
Average assets ( $ billions)	$51	$39	$34

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 5 for a discussion of non-GAAP measures.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2009 ($70), October 31, 2008 ($95), and January 31, 2008 ($118), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments which was offset by a reduction in the net interest expense of the Other segment.

(5)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
The Other segment had a net loss of $284 million in the first quarter, compared to losses of $18 million in the same period last year and $422 million in the prior quarter. Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $70 million in the first quarter, compared to $118 million in the same period last year and $95 million last quarter.
     Total revenue this quarter was negative $473 million, down $357 million from the prior year but up $150 million from last quarter.
     Net interest income was negative $465 million this quarter, $283 million below the same quarter last year, and a $25 million improvement from last quarter. The year over year change was due mainly to the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. The change in the fair value of financial instruments used for asset/liability management purposes was unfavourable compared to last year, but favourable to the prior quarter.
     Other income was negative $8 million in the first quarter, $74 million lower than last year, but $125 million above last quarter. The decrease from last year was mainly attributable to writedowns on available-for-sale securities caused by the continued deterioration in the economic conditions and declines in equity markets. This was partly offset by higher securitization revenues. The increase from last quarter reflected higher securitization revenues, and the impact of certain charges and valuation adjustments taken last quarter, partially offset by writedowns on available-for-sale securities (net of securities gains).
     Non-interest expenses were $13 million this quarter, a decrease of $8 million from last year but $10 million higher than last quarter, largely from an increase in expenses related to securitization initiatives.
18     Scotiabank First Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2009	2008	2008

Business segment income
Net interest income	$1,966	$1,941	$1,814
Provision for credit losses	281	207	111
Other income	1,385	550	1,025
Non-interest expenses	2,010	1,944	1,669
Provision for income taxes	190	2	193
Non-controlling interest in net income of subsidiaries	28	23	31

Net income(1)	$842	$315	$835

Other measures
Return on equity (2)	16.9%	6.0%	18.3%
Average assets ($ billions)	$529	$481	$429

(1)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

(2)	Refer to page 5 for a discussion of non-GAAP measures.
Geographic Highlights

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2009	2008	2008

Geographic segment income
Canada	$361	$368	$503
United States	23	(211)	24
Mexico	57	78	64
Other international	559	279	258
Corporate adjustments	(158)	(199)	(14)

Net income(1)	$842	$315	$835

Average assets ($ billions)
Canada	$330	$306	$285
United States	51	34	29
Mexico	21	20	20
Other international	117	111	86
Corporate adjustments	10	10	9

	$529	$481	$429

(1)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Quarterly Financial Highlights

	For the three months ended
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2009	2008	2008	2008	2008	2007	2007	2007

Total revenue ( $ millions)	$3,351	$2,491	$3,374	$3,172	$2,839	$3,078	$3,201	$3,102
Total revenue (TEB(1)) ($ millions)	3,421	2,586	3,477	3,272	2,957	3,294	3,302	3,211
Net income ($ millions)	842	315	1,010	980	835	954	1,032	1,039
Basic earnings per share ($)	0.80	0.28	0.99	0.97	0.83	0.95	1.03	1.04
Diluted earnings per share ($)	0.80	0.28	0.98	0.97	0.82	0.95	1.02	1.03

(1)	Refer to page 5 for a discussion of non-GAAP measures.
Scotiabank First Quarter Report 2009     19

MANAGEMENT’S DISCUSSION & ANALYSIS
Share Data

	As at
	January 31
(thousands of shares outstanding)	2009

Common shares	1,012,447	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)
Preferred shares Series 24	10,000	(8)(12)
Preferred shares Series 26	13,000	(8)(13)
Preferred shares Series 28	11,000	(8)(14)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(15)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(16)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(16)

Outstanding options granted under the Stock Option Plans to purchase common shares	27,083	(1)(17)

(1)	As at February 19, 2009, the number of outstanding common shares and options were 1,013,035 and 26,473, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share, except for the initial dividend paid on January 29, 2008 in an amount of $0.39195 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share, except for the initial dividend paid on April 28, 2008 in an amount of $0.33753 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.4315 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00.

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00.

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.

(12)	These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend, if and when declared, will be payable on April 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00.

(13)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared, will be payable on April 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.

(14)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared, will be payable on April 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.

(15)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(16)	Reported in deposits in the Consolidated Balance Sheet.

(17)	Included are 20,632 stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14 and 17 of the October 31, 2008, consolidated financial statements presented in the 2008 Annual Report, and Note 6 on page 26 of this report.
20     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2009	2008	2008

Interest income
Loans	$4,137	$4,321	$3,825
Securities	868	1,054	1,168
Securities purchased under resale agreements	156	183	229
Deposits with banks	209	255	319

	5,370	5,813	5,541

Interest expenses
Deposits	2,752	3,201	3,078
Subordinated debentures	63	56	24
Capital instrument liabilities	9	9	9
Other	580	606	616

	3,404	3,872	3,727

Net interest income	1,966	1,941	1,814
Provision for credit losses (Note 4)	281	207	111

Net interest income after provision for credit losses	1,685	1,734	1,703

Other income
Card revenues	113	107	95
Deposit and payment services	231	222	207
Mutual funds	80	78	78
Investment management, brokerage and trust services	178	189	186
Credit fees	185	142	133
Trading revenues	180	(41)	(44)
Investment banking	287	189	164
Net gain (loss) on securities, other than trading	(144)	(543)	20
Other	275	207	186

	1,385	550	1,025

Net interest and other income	3,070	2,284	2,728

Non-interest expenses
Salaries and employee benefits	1,130	1,058	978
Premises and technology(1)	388	382	321
Communications	90	89	75
Advertising and business development	78	96	69
Professional	54	59	45
Business and capital taxes	50	24	14
Other(1)	220	236	167

	2,010	1,944	1,669

Income before the undernoted	1,060	340	1,059
Provision for income taxes	190	2	193
Non-controlling interest in net income of subsidiaries	28	23	31

Net income	$842	$315	$835

Preferred dividends paid	37	32	21

Net income available to common shareholders	$805	$283	$814

Average number of common shares outstanding (millions):
Basic	1,001	990	985
Diluted	1,003	994	992

Earnings per common share (in dollars)(2):
Basic	$0.80	$0.28	$0.83
Diluted	$0.80	$0.28	$0.82

Dividends per common share (in dollars)	$0.49	$0.49	$0.47

Certain comparative amounts have been reclassified to conform to current period presentation.
(1)	Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2009     21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	January 31	October 31	January 31
(Unaudited) ($ millions)	2009	2008	2008

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,007	$2,574	$2,816
Interest-bearing deposits with banks	27,261	32,318	29,431
Precious metals	3,529	2,426	4,164

	33,797	37,318	36,411

Securities
Trading	50,529	48,292	60,702
Available-for-sale	43,788	38,823	32,992
Equity accounted investments	3,266	920	788

	97,583	88,035	94,482

Securities purchased under resale agreements	14,182	19,451	20,362

Loans
Residential mortgages	111,984	115,084	105,532
Personal and credit cards	51,674	50,719	43,513
Business and government	130,182	125,503	101,389

	293,840	291,306	250,434
Allowance for credit losses (Note 4)	2,706	2,626	2,451

	291,134	288,680	247,983

Other
Customers’ liability under acceptances	13,144	11,969	12,518
Derivative instruments	43,526	44,810	25,217
Land, buildings and equipment(1)	2,422	2,449	2,240
Goodwill	2,820	2,273	1,266
Other intangible assets(1)	561	521	493
Other assets	10,660	12,119	8,450

	73,133	74,141	50,184

	$509,829	$507,625	$449,422

Liabilities and shareholders’ equity
Deposits
Personal	$122,648	$118,919	$108,219
Business and government	198,887	200,566	175,772
Banks	25,035	27,095	32,806

	346,570	346,580	316,797

Other
Acceptances	13,144	11,969	12,518
Obligations related to securities sold under repurchase agreements	35,578	36,506	32,967
Obligations related to securities sold short	11,963	11,700	13,570
Derivative instruments	43,831	42,811	25,046
Other liabilities	29,474	31,063	25,333
Non-controlling interest in subsidiaries	549	502	548

	134,539	134,551	109,982

Subordinated debentures (Note 5)	5,407	4,352	2,150

Capital instrument liabilities	500	500	500

Shareholders’ equity
Capital stock
Preferred shares (Note 6)	3,710	2,860	1,865
Common shares	4,496	3,829	3,614
Retained earnings	18,853	18,549	17,809
Accumulated other comprehensive income (loss) (Note 7)	(4,246)	(3,596)	(3,295)

	22,813	21,642	19,993

	$509,829	$507,625	$449,422

Certain comparative amounts have been reclassified to conform with current period presentation.
(1)	Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.
The accompanying notes are an integral part of these interim consolidated financial statements.
22     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2009	2008

Preferred shares
Balance at beginning of period	$2,860	$1,635
Issued	850	230

Balance at end of period	3,710	1,865

Common shares
Balance at beginning of period	3,829	3,566
Issued	667	48

Balance at end of period	4,496	3,614

Retained earnings
Balance at beginning of period	18,549	17,460
Net income	842	835
Dividends: Preferred	(37)	(21)
Common	(493)	(463)
Other	(8)	(2)

Balance at end of period	18,853	17,809

Accumulated other comprehensive income (loss)
Balance at beginning of period	(3,596)	(3,857)
Other comprehensive income (loss)	(650)	562

Balance at end of period	(4,246)	(3,295)

Total shareholders’ equity at end of period	$22,813	$19,993

Consolidated Statement of Comprehensive Income

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2009	2008

Comprehensive income
Net income	$842	$835

Other comprehensive income (loss), net of income taxes (Note 7):
Net change in unrealized foreign currency translation losses	(126)	885
Net change in unrealized gains (losses) on available-for-sale securities	(386)	(60)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(138)	(263)

Other comprehensive income (loss)	(650)	562

Comprehensive income	$192	$1,397

The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2009     23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended
Sources (uses) of cash flows	January 31	January 31
(Unaudited) ($ millions)	2009	2008

Cash flows from operating activities
Net income	$842	$835
Adjustments to determine net cash flows from (used in) operating activities	102	239
Net accrued interest receivable and payable	80	244
Trading securities	(2,351)	(331)
Derivative assets	2,012	(1,127)
Derivative liabilities	337	(1,742)
Other, net	(2,335)	838

	(1,313)	(1,044)

Cash flows from financing activities
Deposits	(1,425)	17,330
Obligations related to securities sold under repurchase agreements	(437)	4,229
Obligations related to securities sold short	247	(2,766)
Subordinated debentures issued	1,000	394
Preferred shares issued	600	230
Common shares issued	167	36
Cash dividends paid	(530)	(484)
Other, net	352	1,426

	(26)	20,395

Cash flows from investing activities
Interest-bearing deposits with banks	2,951	(5,179)
Securities purchased under resale agreements	4,872	2,537
Loans, excluding securitizations	(6,812)	(13,510)
Loan securitizations	4,763	550
Securities, other than trading, net	(2,389)	(2,035)
Land, buildings and equipment, net of disposals	(51)	(79)
Other, net(1)	(1,563)	(1,046)

	1,771	(18,762)

Effect of exchange rate changes on cash and cash equivalents	1	89

Net change in cash and cash equivalents	433	678
Cash and cash equivalents at beginning of period	2,574	2,138

Cash and cash equivalents at end of period(2)	$3,007	$2,816

Cash disbursements made for:
Interest	$3,614	$3,653
Income taxes	$253	$331

(1)	For the three months ended January 31, 2009, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of nil (January 31, 2008 — $35), net of non-cash consideration of common shares issued from treasury of $500 (January 31, 2008 — nil), and non-cumulative preferred shares of $250 (January 31, 2008 - nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
24     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1.
1.	Changes in accounting policies

Commencing November 1, 2008, the Bank adopted a new accounting standard — Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, $239 million at October 31, 2008 (at January 31, 2008 — $220 million) was reclassified from Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in Premises and technology non-interest expenses on the Consolidated Statement of Income is now recorded as Other non-interest expenses. Accordingly, $15 million for three-month period ended October 31, 2008 (three-month period ended January 31, 2008 — $6 million), was reclassified from Premises and technology non-interest expenses to Other non-interest expenses.

Note 1 to the Bank’s 2008 annual audited consolidated financial statements describes accounting policy changes for the prior year.

2.	Future accounting changes

The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS.
3.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2009, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 23.7%, an excess spread of 1.6% and a discount rate of 3.0%. The following table summarizes the Bank’s sales.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2009	2008	2008

Net cash proceeds(1)	$4,763	$2,537	$550
Retained interest	170	80	16
Retained servicing liability	(29)	(15)	(4)

	4,904	2,602	562
Residential mortgages securitized	4,827	2,577	555

Net gain (loss) on sale(2)	$77	$25	$7

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $847 for the three months ended January 31, 2009 (October 31, 2008 — $1,822; January 31, 2008 — $1,351). As at January 31, 2009, the outstanding balance of mortgage-backed securities was $6,474, and these assets have been classified as available-for-sale securities.

(2)	Net of issuance costs.
Scotiabank First Quarter Report 2009     25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4. Impaired loans and allowance for credit losses
(a) Impaired loans

			As at
			January 31	October 31
			2009	2008
		Specific
($ millions)	Gross	allowance(1)	Net	Net

By loan type:
Residential mortgages	$788	$246	$542	$432
Personal and credit cards	829	675	154	84
Business and government	1,368	462	906	675

Total	$2,985	$1,383	$1,602	$1,191

By geography:
Canada			$449	$354
United States			131	80
Other International			1,022	757

Total			$1,602	$1,191

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $459 (October 31, 2008 — $462).

(b)	Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2009	2008	2008

Balance at beginning of period	$2,634	$2,485	$2,252
Writeoffs	(283)	(278)	(194)
Recoveries	59	77	51
Provision for credit losses	281	207	111
Other, including foreign exchange adjustment	23	143	242

Balance at the end of period(1)(2)(3)	$2,714	$2,634	$2,462

(1)	As at January 31, 2009, includes nil specific allowance relating to acquisitions of new subsidiaries (October 31, 2008 — $89; January 31, 2008 — $177).

(2)	As at January 31, 2009, $8 has been recorded in other liabilities (October 31, 2008 — $8; January 31, 2008 — $11).

(3)	As at January 31, 2009, the general allowance for credit losses was $1,323 (October 31, 2008 - $1,323; January 31, 2008 — $1,298).
5.	Subordinated debentures

Subordinated debentures totalling $1 billion were issued on January 22, 2009, and will mature on January 22, 2021. Interest is payable semi-annually in arrears, commencing on July 22, 2009, at 6.65% per annum until January 22, 2016. From January 22, 2016 until maturity, interest is payable at an annual rate equal to the 90-day Bankers’ Acceptance Rate plus 5.85%, payable quarterly commencing April 22, 2016. The subordinated debentures are redeemable by the Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

6.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank’s capital management process are consistent with those in place at October 31, 2008.

Regulatory Capital Ratios

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk weighted assets represent the Bank’s exposures to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and Office of the Superintendent of Financial Institutions, Canada (OSFI) prescribed risk weights to on-and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank exceeded these minimum ratio thresholds as at January 31, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at January 31, 2009.
26     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Bank regulatory capital consists of two components — Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

As at
January 31	October 31	January 31
(unaudited) ($ millions)	2009	2008	2008

Shareholders’ equity per consolidated balance sheet	$22,813	$21,642	$19,993
Components of accumulated other comprehensive income excluded from Tier 1	1,624	1,220	(369)
Capital instrument liabilities - trust securities	2,750	2,750	2,750
Non-controlling interest in subsidiaries	549	502	548
Goodwill deduction	(2,820)	(2,273)	(1,266)
Other capital deductions(1)	(2,077)	(578)	(490)

Tier 1 capital	22,839	23,263	21,166

Qualifying subordinated debentures, net of amortization	5,357	4,227	1,859
Trust subordinated notes	1,000	1,000	1,000
Other net capital items(2)	(1,818)	(643)	(151)

Tier 2 capital	4,539	4,584	2,708

Total Regulatory Capital	27,378	27,847	23,874

Total risk weighted assets	239,660	250,591	234,876

Capital ratios
Tier 1 capital ratio	9.5%	9.3%	9.0%
Total capital ratio	11.4%	11.1%	10.2%
Assets-to-capital multiple	18.1	x	18.0	x	19.2	x

Certain comparative amounts have been reclassified to conform to current period presentation.
(1)	Comprised of net after-tax gains on sale of securitized assets, 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
Significant capital transactions
(a) In the third quarter of 2008, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2% of the Bank’s common shares outstanding as at April 30, 2008. The bid terminated on January 11, 2009. The Bank did not purchase any common shares pursuant to this bid during the quarter.
(b) On December 12, 2008, the Bank issued 14,450,867 common shares at a price of $34.60 per share as part of the acquisition of CI Financial Corp. (CI Financial). Refer to Note 11 for further details.
(c) Series 24 non-cumulative five-year rate reset preferred shares totaling $250 million were issued on December 12, 2008, as part of the acquisition of CI Financial. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, if and when declared, will be payable on April 28, 2009, and will be $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert their shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 25 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate plus 3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 24 preferred shares issued and outstanding on the applicable Series 24 Conversion Date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 Conversion Date into an equal number of Series 25 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 24 preferred shares and, if applicable, Series 25 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on January 26, 2014, and every five years thereafter. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
Scotiabank First Quarter Report 2009     27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(d) Series 26 non-cumulative five-year rate reset preferred shares totaling $325 million were issued on January 21, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend, if and when declared, will be payable on April 28, 2009, and will be $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00. Holders of Series 26 preferred shares have the option to convert their shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 26 preferred shares issued and outstanding on the applicable Series 26 Conversion Date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 Conversion Date into an equal number of Series 27 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 26 preferred shares and, if applicable, Series 27 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
(e) Series 28 non-cumulative five-year rate reset preferred shares totaling $275 million were issued on January 30, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend, if and when declared, will be payable on April 28, 2009, and will be $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00. Holders of Series 28 preferred shares have the option to convert their shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 28 preferred shares issued and outstanding on the applicable Series 28 Conversion Date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 Conversion Date into an equal number of Series 29 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 28 preferred shares and, if applicable, Series 29 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
28     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
7.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at January 31, 2009, and other comprehensive income (loss) for the three months then ended were as follows:

Accumulated other comprehensive income (loss)

			As at and for the three months ended
	Opening	Net	Ending		Opening	Net	Ending
	balance	change	balance		balance	change	balance
	October 31		January 31		October 31		January 31
($ millions)	2008		2009		2007		2008

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$(126)	$(2,307)	(1)	$(4,549)	$885	$(3,664)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(949)	(386)	(1,335)	(2)	639	(60)	579
Gains (losses) on derivative instruments designated as cash flow hedges	(466)	(138)	(604)	(3)	53	(263)	(210)

Accumulated other comprehensive income (loss)	$(3,596)	$(650)	$(4,246)		$(3,857)	$562	$(3,295)

(1)	Net of income tax expense of $345 (January 31, 2008 — expense of $333).

(2)	Net of income tax benefit of $495 (January 31, 2008 — expense of $276). The balance as at January 31, 2009, includes unrealized losses of $1,940 (January 31, 2008 — $277) after tax on the available-for-sale securities.

(3)	Net of income tax benefit of $273 (January 31, 2008 — benefit of $100).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended
	January 31	January 31
($ millions)	2009	2008

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(44)	$1,141
Net losses on hedges of net investments in self-sustaining foreign operations(2)	(82)	(256)

	(126)	885

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	(273)	8
Reclassification of net gains to net income(4)	(113)	(68)

	(386)	(60)

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	(323)	278
Reclassification of net (gains) losses to net income(6)	185	(541)

	(138)	(263)

Other comprehensive income (loss)	$(650)	$562

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $27 (January 31, 2008 — benefit of $94).

(3)	Net of income tax benefit of $122 (January 31, 2008 — benefit of $46).

(4)	Net of income tax expense of $2 (January 31, 2008 — expense of $16).

(5)	Net of income tax benefit of $138 (January 31, 2008 — expense of $126).

(6)	Net of income tax benefit of $83 (January 31, 2008 — expense of $251).
Scotiabank First Quarter Report 2009     29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
8.	Financial instruments

Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2008.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, U.S. and Europe are treated under the advanced internal ratings based approach (AIRB) and the remaining portfolios including other international portfolios are treated under the Standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:
–	EAD: Generally represents the expected gross exposure; outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

–	PD: Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counter-party type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

Exposure at default(1)
		As at January 31, 2009		As at October 31, 2008
($ millions)	AIRB(2)	Standardized	Total	Total

By Exposure sub-type
Non-Retail(2)
Drawn(3)	$142,663	$71,028	$213,691	$208,494
Undrawn Commitments	55,897	4,067	59,964	64,870
Other exposures(4)	83,880	2,972	86,852	87,713

Total Non-Retail	$282,440	$78,067	$360,507	$361,077

Retail
Drawn(5)	$100,620	$36,933	$137,553	$137,624
Undrawn Commitments	8,666	220	8,886	7,540

Total Retail	$109,286	$37,153	$146,439	$145,164

Total	$391,726	$115,220	$506,946	$506,241

(1)	After credit mitigation, excludes available-for-sale equity securities and other assets.

(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages ($35 billion).

(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.

(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.

(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
30     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Total Credit risk exposures by geography(1)

		As at January 31, 2009		As at October 31, 2008
		Undrawn	Other
($ millions)	Drawn	commitments	exposures(2)	Total	Total

Canada	$202,578	$44,960	$33,291	$280,829	$278,770
USA	35,330	17,575	36,244	89,149	89,451
Mexico	12,996	320	1,092	14,408	15,137
Other International
Europe	26,303	2,272	9,816	38,391	39,486
Caribbean	27,743	1,703	2,652	32,098	30,788
Latin America (excluding Mexico)	23,061	903	1,085	25,049	22,653
All other	23,233	1,117	2,672	27,022	29,956

Total	$351,244	$68,850	$86,852	$506,946	$506,241

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities, and other assets.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
Balance sheet asset categories cross-referenced to credit risk exposures
The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories, as presented in the credit exposure summary table on page 30 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

Balance sheet asset exposures
			As at January 31, 2009				As at October 31, 2008
	Drawn(1)			Other	Drawn(1)			Other
($ millions)	Non-retail		Retail	exposures	Non-retail		Retail	exposures

Deposits with banks	$23,887		$—	$4,964	$28,208		$—	$5,132
Available-for-sale debt securities	25,315		6,485	9,461	20,201		6,066	9,724
Residential mortgages	32,223	(2)	79,450	—	33,959	(2)	80,836	—
Personal and credit cards	—		51,482	—	—		50,603	—
Securities purchased under re-sale agreements	—		—	14,176	—		—	19,445
Loans to business and government	118,461		—	6,061	114,157		—	3,422
Customers’ liability under acceptances	13,144		—	—	11,969		—	—
Derivative instruments	—		—	43,526	—		—	44,810
Other assets	661		136	—	—		119	—

Total	$213,691		$137,553	$78,188	$208,494		$137,624	$82,533

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.

(2)	Includes $32 billion (October 31, 2008 — $33 billion) in mortgages guaranteed by Canada Mortgage Housing Corporation.
Credit quality of non-retail exposures
The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2009, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2008.
Scotiabank First Quarter Report 2009     31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Non-retail AIRB portfolio
The cross references of the Bank’s internal borrower grades with equivalent rating categories utilized by external rating agencies are outlined on page 141 of the 2008 Annual Report. The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of Borrower internal grades is shown in the table below:

Exposure at default(1)
Category of internal grades		As at January 31, 2009		As at October 31, 2008
		Undrawn	Other
($ millions)	Drawn	Commitments	Exposures(2)	Total	Total

Investment grade	$70,368	$40,877	$77,767	$189,012	$188,904
Non-investment grade	37,332	11,259	5,073	53,664	54,591
Watch list	2,959	512	752	4,223	2,736
Default	481	58	79	618	297

Total, excluding residential mortgages	$111,140	$52,706	$83,671	$247,517	$246,528

Government guaranteed residential mortgages(3)	31,523	3,191	—	34,714	36,303

Total	$142,663	$55,897	$83,671	$282,231	$282,831

(1)	After credit risk mitigation.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations (excluding first loss protection of $209) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.
Non-retail standardized portfolio
The non-retail standardized portfolio as at January 31, 2009, comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties, amounted to $78 billion unchanged from year end. Exposures to most Corporate and Commercial counterparties, mainly in the Caribbean and Latin American region, are to non-investment grade counterparties, based on the Bank’s internal grading systems.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at January 31, 2009, the amount of retail loans that were past due but not impaired was not significant.
Retail AIRB portfolio
The general relationship between PD ranges and the category of PD grades is outlined on page 142 of the 2008 Annual Report. The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

Exposure at default(1)
Category of PD grades	As at January 31, 2009(2)		As at October 31, 2008
		Undrawn
($ millions)	Drawn	Commitments	Total	Total

Very low	$64,191	$5,860	$70,051	$74,214
Low	11,886	1,663	13,549	15,174
Medium	20,445	1,011	21,456	15,862
High	2,794	90	2,884	1,468
Very high	967	42	1,009	518
Default	337	—	337	312

	$100,620	$8,666	$109,286	$107,548

(1)	After credit risk mitigation.

(2)	The PD factors were updated in the first quarter of 2009, resulting in higher PD’s across the portfolios.
Retail standardized portfolio
The retail standardized portfolio of $37 billion as at January 31, 2009 (October 31, 2008 — $38 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $23 billion (October 31, 2008 — $24 billion) related to mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
32     Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Collateral
Collateral held
In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at January 31, 2009, total assets pledged were $55 billion (October 31, 2008 — $45 billion; January 31, 2008 — $40 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s holdings of liquid assets, which can generally be sold or pledged to meet its obligations, amounted to $108 billion as at January 31, 2009 (October 31, 2008 — $106 billion; January 31, 2008 — $114 billion), representing 21% of the Bank’s total assets (October 31, 2008 — 21%; January 31, 2008 — 25%).
Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities.

			Payable on a fixed date
	Payable on	Payable after	Less than	One to	Greater than
As at January 31, 2009 ($ millions)	demand	notice	one year	five years	five years	Total

Deposits	$38,201	$54,654	$184,039	$61,950	$7,726	$346,570
Subordinated debentures	—	—	—	249	5,158	5,407
Capital instrument liabilities	—	—	—	—	500	500

Total	$38,201	$54,654	$184,039	$62,199	$13,384	$352,477

			Payable on a fixed date
	Payable on	Payable after	Less than	One to	Greater than
As at October 31, 2008 ($ millions)	demand	notice	one year	five years	five years	Total

Deposits	$37,157	$52,312	$186,818	$63,659	$6,634	$346,580
Subordinated debentures	—	—	—	252	4,100	4,352
Capital instrument liabilities	—	—	—	—	500	500

Total	$37,157	$52,312	$186,818	$63,911	$11,234	$351,432

			Payable on a fixed date
	Payable on	Payable after	Less than	One to	Greater than
As at January 31, 2008 ($ millions)	demand	notice	one year	five years	five years	Total

Deposits(1)	$26,710	$38,900	$120,885	$48,622	$6,181	$241,298
Subordinated debentures	—	—	256	—	1,894	2,150
Capital instrument liabilities	—	—	—	—	500	500

Total	$26,710	$38,900	$121,141	$48,622	$8,575	$243,948

(1)	The Bank’s deposit liabilities at January 31, 2008, are those recorded in Canada and the United States, which amounted to $241 billion, representing 76% of the Bank’s total deposits.
Scotiabank First Quarter Report 2009     33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. The majority of these commitments, which are not reflected on the Consolidated Balance Sheet, had a remaining term to maturity of less than one year for all periods presented.
Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at January 31, 2009, 49% (October 31, 2008 — 52%; January 31, 2008 —56%) of the notional value of the Bank’s derivative instruments mature within one year, while 85% (October 31, 2008 — 85%; January 31, 2008 — 87%) mature within five years.
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the potential after-tax impact on the Bank’s net income over the next 12 months and on the economic value of shareholders’ equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

As at	January 31, 2009		October 31, 2008		January 31, 2008
		Economic value		Economic value		Economic value
($ millions)	Net income	of equity	Net income	of equity	Net income	of equity

100 bp increase	$145	$(109)	$89	$(373)	$124	$(548)

100 bp decrease	$(113)	$107	$(100)	$346	$(104)	$564

Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.
As at January 31, 2009, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $37 million (October 31, 2008 — $38 million; January 31, 2008 — $34 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at January 31, 2009, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $187 million (October 31, 2008 —$174 million; January 31, 2008 — $145 million), net of hedging.
Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities as at January 31, 2009, was $2,915 million (October 31, 2008 — $3,211 million; January 31, 2008 — $3,223 million).
34       Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Trading portfolio risk management
Market risk arising from the Bank’s trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank’s VaR by risk factor:

One-day VaR by risk factor

	As at		For the three months ended		As at	As at
	January 31		January 31, 2009		October 31	January 31
($ millions)	2009	Average	High	Low	2008	2008

Interest rate	14.9	19.7	26.1	12.7	23.8	16.7
Equities	5.4	5.3	8.3	3.6	4.9	2.8
Foreign exchange	2.8	2.3	4.7	0.8	1.7	0.6
Commodities	3.6	3.9	4.9	2.8	3.4	3.4
Diversification	(11.9)	(9.5)	N/A	N/A	(7.3)	(4.2)

All-Bank VaR	14.8	21.7	28.9	14.8	26.5	19.3

Hedges
There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.
In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $276 million (October 31, 2008 — loss of $204 million; January 31, 2008 — loss of $99 million). As at January 31, 2009, the maximum length of cash flow hedges outstanding was less than 10 years (October 31, 2008 — less than 10 years; January 31, 2008 — less than 7 years).
Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $27 million during the three months ended January 31, 2009 (October 31, 2008 — loss of $14 million; January 31, 2008 — loss of $6 million), of which a gain of $3 million (October 31, 2008 — loss of $1 million; January 31, 2008 — loss of $4 million) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.
Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $5.2 billion as at January 31, 2009 (October 31, 2008 — $7.5 billion; January 31, 2008 — $6.4 billion). The change in fair value that was recorded through trading income for the three months ended January 31, 2009, was a loss of $310 million (October 31, 2008 — loss of $1,533 million; January 31, 2008 — loss of $280 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $63 million as at January 31, 2009 (October 31, 2008 — $56 million; January 31, 2008 — $110 million). The change in fair value that was
Scotiabank First Quarter Report 2009       35

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
recorded through trading income for the three months ended January 31, 2009, was a gain of $5 million (October 31, 2008 — loss of less than $1 million; January 31, 2008 — loss of $3 million).
The Bank has classified certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $2,998 million as at January 31, 2009 (October 31, 2008 — $565 million; January 31, 2008 —$85 million). The change in fair value that was recorded through trading income for the three months ended January 31, 2009, was a gain of $22 million (October 31, 2008 — loss of $28 million; January 31, 2008 — loss of $7 million).
The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $135 million as at January 31, 2009 (October 31, 2008 — $297 million; January 31, 2008 — $766 million). The change in fair value that was recorded through net interest income for the three months ended January 31, 2009, was a loss of $2 million (October 31, 2008 — loss of $2 million; January 31, 2008 — loss of $10 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. At January 31, 2009, the Bank is contractually obligated to pay $133 million to the holders of the notes at maturity (October 31, 2008 — $295 million; January 31, 2008 —$764 million).
Reclassification of Financial Assets
The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at January 31, 2009, the fair values of the bond assets and preferred shares were $278 million (October 31, 2008 — $277 million) and $77 million (October 31, 2008 — $81 million), respectively. Due to these reclassifications of bond assets and preferred shares, for the three months ended January 31, 2009, the Bank recorded pre-tax losses in other comprehensive income of $15 million (October 31, 2008 — loss of $26 million) and $4 million (October 31, 2008 — loss of $10 million), respectively, relating to fair value movements on these assets. If these reclassifications had not been made, these losses would have been recorded in the consolidated statement of income. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million.
9. Employee future benefits
Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	January 31	October 31	January 31
($ millions)	2009	2008	2008

Benefit expenses
Pension plans	$(2)	$(1)	$1
Other benefit plans	29	30	29

	$27	$29	$30

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
10. Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables on pages 15 to 19. Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology.
36       Scotiabank First Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.
In the first quarter, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments and reduce the net interest expense of the Other segment.
11. Acquisitions
On December 12, 2008, the Bank completed the acquisition of Sun Life Financial Inc.’s 37.6% ownership stake in CI Financial Income Fund for approximately $2.3 billion. The consideration was in the form of $1.55 billion cash, $500 million common shares and $250 million non-cumulative preferred shares. This investment is accounted for under the equity method of accounting.
The Bank completed the acquisition of E*Trade Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of approximately $500 million. During the quarter, the Bank has completed the purchase price allocation and recorded goodwill of $430 million and intangibles of $34 million on the balance sheet.
12. Subsequent event
Acquisition
On February 3, 2009, the Bank acquired an additional 24% of Thanachart Bank in Thailand for approximately $270 million, which increases the Bank’s ownership from 24.99% to 48.99%. The investment will continue to be accounted for under the equity method of accounting.
Scotiabank First Quarter Report 2009       37

SHAREHOLDER & INVESTOR INFORMATION
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2009
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28
Annual Meeting date for fiscal 2009
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2009, will be held in St. John’s, Newfoundland, on Thursday, April 8, 2010.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on March 3, 2009, at 11:30 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-731-5319 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to investor.relations@scotiabank.com.
     A telephone replay of the conference call will be available from March 3, 2009, to March 17, 2009, by calling (416) 640-1917 and entering the identification code 21297445#. The archived audio webcast will be available on the Bank’s website for three months.
Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
The Bank of Nova Scotia is incorporated in Canada with limited liability.
38       Scotiabank First Quarter Report 2009

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